UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-40301

Infobird Co., Ltd

(Translation of registrant’s name into English)

Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road
Chaoyang District, Beijing, China 100102

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Commencement of Registered Direct Offering

On February 23, 2023, Infobird Co., Ltd (the “Company”) commenced a registered direct offering of securities (the “Offering”), and executed a Securities Purchase Agreement (the “SPA”) with three institutional accredited investors pursuant to which it sold 3,846,000 units (each, a “Unit”) at a per Unit price of $1.30. Each Unit comprises: (1) one ordinary share, par value US$0.005 per share (each an “Ordinary Share”), and (2) 0.65 of a warrant to purchase one Ordinary Share (the “Ordinary Share Warrants”). In a concurrent private placement, the Company sold to such investors unregistered warrants to purchase 2,884,500 Ordinary Shares (the “Private Warrants”). The Private Warrants were sold without registration under the Securities Act of 1933 (the “Securities Act”) in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 promulgated under the Securities Act as sales to accredited investors. The proceeds of the transaction will be used for working capital and general working purposes. The Ordinary Share Warrants and the Private Warrants are not listed on any securities exchange, and the Company does not expect to list the Ordinary Share Warrants and the Private Warrants. The transactions, which closed on February 28, 2023, yielded gross proceeds to the Company of approximately $5,000,000, before payment of commissions and expenses.

Each whole Ordinary Share Warrant is exercisable for one Ordinary Share at an exercise price of US$1.30 per Ordinary Share. Each whole Ordinary Share Warrant will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. Each whole Ordinary Shares Warrant will become exercisable for one ordinary share under the cashless exercise provision if certain conditions are satisfied. The Private Warrants have an exercise price per share of US$1.30, will be exercisable six months after the date of issuance, and have a term of five and a half years.

Our officers and directors, and shareholders holding 5% or more of our outstanding ordinary shares, have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they have agreed to be subject to a lock-up period of 120 days following the closing of this offering. This means that, during the applicable lock-up period, such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into, or exercisable or exchangeable for, shares of our Ordinary Shares. Certain limited transfers are permitted during the lock-up period if the transferee agrees to these lock-up restrictions.

The Company entered into a placement agency agreement dated February 23, 2023 (the “Placement Agency Agreement”) with Maxim Group LLC (the “Placement Agent”), pursuant to which the Placement Agent acted as the Company’s exclusive placement agent in connection with this offering. The Company agreed to pay the Placement Agent a fee equal to seven percent (7.0%) of the gross proceeds of the offering, and up to $50,000 for the reasonable and accounted fees and expenses of legal counsel. The Placement Agent received customary indemnification in connection with the offering.

Copies of the form of SPA, the form of Ordinary Share Warrant, the form of Private Warrant, Placement Agency Agreement, the form of Lock-Up Agreement, and Placement Agency Agreement are attached hereto as Exhibit 99.1, 99.2, 99.3, 99.4 and 99.5, and are incorporated herein by reference. The foregoing summaries of the terms of the SPA, Ordinary Share Warrants, Private Warrants, Lock-Up Agreements and Placement Agency Agreement are subject to, and qualified in their entirety by, the full text of such agreements.

On February 24, 2023, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.6 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman Islands counsel Campbells is attached hereto as Exhibit 5.1.

EXHIBIT INDEX

Exhibit	Description
5.1	Opinion of Campbells
99.1	Form of Securities Purchase Agreement
99.2	Form of Ordinary Share Warrant
99.3	Form of Private Warrant
99.4	Form of Lock-Up Agreement
99.5	Placement Agency Agreement
99.6	Press Release dated February 24, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

INFOBIRD CO., LTD

By:	/s/ Yiting Song
Name: Yiting Song
Title: Chief Financial Officer

Date: February 28, 2023